Samuel H. Pilch
Controller
The Allstate Corporation

August 1, 2006

Mr. James B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
100 F Street N.W.
Washington, DC 20549
Mail Stop 6010

Re:          The Allstate Corporation
                Form 10-K for the fiscal year ended December 31, 2005
                Filed February 23, 2006
                File No. 1011840

VIA EDGAR FILING AND FACSIMILE TRANSMISSION

Dear Mr. Rosenberg:

This letter is being submitted in response to the comments set forth in your letter dated June 5, 2006 to Mr. Danny L. Hale, Vice President and Chief Financial Officer of The Allstate Corporation with respect to the above-referenced filing.

For your convenience, we have set forth the comment from your letter in bold typeface and appearing below it is the disclosure information requested.

Form 10-K for the year ended December 31, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Application of Critical Accounting Policies

Reserve for Property-Liability Insurance Claims and Claims Expense Estimation

1.              We have read your proposed disclosures in response to our comment 1.  Please provide us the following additional information, in disclosure-type format, which we believe enhances the proposed disclosures provided in your response:

a.               At the bottom of page 3 of your response letter, you disclose that re-estimates occur because actual losses are different than that predicted by the estimated development factor used in prior reserve estimates.  Please disclose how accurate the estimated development factor has

The Allstate Corporation
3075 Sanders Rd., H1A  Northbrook, IL 60062  Phone 847.402.2213  Fax 847.326.5905 Email spilch@allstate.com been by discussing the reasons for the changes to the development factor and quantifying by how much the development factor has changed for each year presented.

b.               We refer to page 6 under the caption, “Potential Reserve Estimate Variability” where you discuss the “most likely outcome” of variability of your loss reserves to be plus or minus 4%.  Please revise the disclosure to indicate, if true, whether this represents a reasonably likely outcome and to quantify the effect that each of the key assumptions (i.e. claim counts, claim severities, and development factors) has on the 4% variability in order to provide investors more insight into this variability.

CRITICAL ACCOUNTING ESTIMATES

Reserve for Property-Liability Insurance Claims and Claims Expense Estimation   Reserves are established to provide for the estimated costs of paying claims and claims expenses under insurance policies we issued.  Property-Liability underwriting results are significantly influenced by estimates of property-liability insurance claims and claims expense reserves. These reserves are an estimate of amounts necessary to settle all outstanding claims, including claims that have been incurred but not reported (“IBNR”), as of the financial statement date.

Characteristics of Reserves   Reserves are established independently of business segment management for each business segment and line of business based on estimates of the ultimate cost to settle claims, less losses that have been paid.   The significant lines of business for Allstate Protection are Auto, Homeowners, and Other Lines. For Discontinued Lines and Coverages, they are Asbestos, Environmental, and Other Discontinued Lines.  Allstate Protection’s claims are typically reported promptly with relatively little reporting lag between the date of occurrence and the date of loss report.  Auto and Homeowners liability losses generally take an average of about two years to settle, while Auto Physical Damage, Homeowners property and Other Personal Lines have an average settlement time of less than one year.  Discontinued Lines and Coverages involve long-tail losses, such as those related to asbestos and environmental claims, which often involve substantial reporting lags and extended times to settle.

Reserves are the difference between the estimated ultimate cost of losses incurred and the amount of paid losses as of the reporting date.  Reserves are estimated for both reported and unreported claims, and include estimates of all expenses associated with processing and settling all incurred claims.  We update our reserve estimates quarterly and as new information becomes available or as events unfold that may affect the resolution of unsettled claims.  Changes in prior year reserve estimates (reserve reestimates), which may be material, are determined by comparing updated estimates of ultimate losses to prior estimates, and the differences are recorded as property-liability insurance claims and claims expenses in the Consolidated Statements of Operations in the period such changes are determined.  Estimating the ultimate cost of claims and claims expenses is an inherently uncertain and complex process involving a high degree of judgment and is subject to evaluation of numerous variables.

The Actuarial Methods used to Develop Reserve Estimates   Reserves estimates are derived by using several different actuarial estimation methods that are variations on one primary actuarial technique. This actuarial technique is known as a “chain ladder” estimation process in which historical loss patterns are applied to actual paid losses and reported losses (paid losses plus individual case reserves established by claim adjusters) for an accident year or a report year to create an estimate of how losses are likely to develop over time. An accident year refers to classifying claims based on the year in which the claims occurred. A report year refers to classifying claims based on the year in which the claims are reported. Both classifications are used to prepare estimates of required reserves for payments to be made in the future.  The key assumptions affecting our reserve estimates comprise data elements including claim counts, paid losses, case reserves, and development factors calculated with this data.

In the chain ladder estimation technique, a ratio (development factor) is calculated which compares current period results to results in the prior period for each accident year.  A three-year or two-year average development factor, based on historical results, is usually multiplied by the current period experience to estimate the development of losses of each accident year into the next time period.  The development factors for the future time periods for each accident year are compounded over the remaining future periods to calculate an estimate of ultimate losses for each accident year.  The implicit assumption of this technique is that an average of historical development factors is predictive of future loss development, because the significant size of our experience data base achieves a high degree of statistical credibility in actuarial projections of this type. The effects of inflation are implicitly considered in the reserving process, the implicit assumption being that a multi-year average development factor represents an adequate provision. Occasionally, unusual aberrations in loss patterns are caused by external and internal factors such as changes in claim reporting, settlement patterns, unusually large losses, process changes, legal or regulatory changes, and other influences.  In these instances, analyses of alternate development factor selections are performed to evaluate the effect of these factors, and actuarial judgment is applied to make appropriate development factor assumptions needed to develop a best estimate of ultimate losses.

How Reserve Estimates are Established and Updated   Reserve estimates are developed at a very detailed level, and the results of these numerous micro-level best estimates are aggregated to form a consolidated reserve estimate.  For example, over one thousand actuarial estimates of the types described above are prepared each quarter to estimate losses for each line of insurance, major components of losses (such as coverages and perils), major states or groups of states and for reported losses and IBNR.  The actuarial methods described above are used to analyze the settlement patterns of claims by determining the development factors for specific data elements that are necessary components of a reserve estimation process.  Development factors are calculated quarterly for data elements such as, claim counts reported and settled, paid losses, and paid losses combined with case reserves.  The calculation of development factors from changes in these data elements also impacts claim severity (average cost per claim) trends, which is a common industry reference used to explain changes in reserve estimates.  The historical development patterns for these data elements are used as the assumptions to calculate reserve estimates.

Often, several different estimates are prepared for each detailed component, incorporating alternative analyses of changing claim settlement patterns and other influences on losses, from which we select our best estimate for each component, occasionally incorporating additional analyses and actuarial judgment, as described above.  Actuarial judgments that may be applied to these components of certain micro-level estimates generally do not have a material impact on the consolidated level of reserves.  Moreover, this detailed micro-level process does not permit or result in a compilation of a company-wide roll up to generate a range of needed loss reserves that would be meaningful.  Based on our review of these estimates, our best estimate of required reserves for each state/line/coverage component is recorded for each accident year, and the required reserves for each component are summed to create the reserve balances carried on our Consolidated Statements of Financial Position.

Reserves are reestimated quarterly, by combining historical results with current actual results to calculate new development factors. This process incorporates the historic and latest actual trends, and other underlying changes in  the data elements used to calculate reserve estimates.  New development factors are likely to differ from previous development factors used in prior reserve estimates because actual results (claims reported or settled, losses paid, or changes to case reserves) occur differently than the implied assumptions contained in the previous development factor calculations.  If claims reported, paid losses, or case reserves changes are greater or lower than the levels estimated by previous development factors, reserve reestimates increase or decrease.  When actual development of these data elements is different than the historical development pattern used in a prior period reserve estimate, a new reserve is determined.    The difference between indicated reserves based on new reserve estimates and recorded reserves (the previous estimate) is the amount of reserve reestimate  and an increase or decrease in property-liability insurance claims and claims expense will be recorded in the Consolidated Statements of Operations.   Total Property-liability reserve reestimates, as a percent of net income, from 2003, 2004 and 2005 were -9.6%, 4.7%, and 17.2% respectively.  For Property-Liability the 3-year average reserve reestimate as a percentage of total reserves was .5% favorable reestimate, for Allstate Protection the 3-year average of reserve estimates was a favorable 3.9%. and for Discontinued Lines and Coverages the 3-year average of  reserve reestimates was an unfavorable 27.3%, each of these results being consistent within a reasonable actuarial tolerance for our respective businesses. Allstate Protection reserve reestimates were primarily the result of claim severity development, and for Discontinued Lines and Coverages, reestimates were primarily a result of increased reported claim activity (claims frequency).  A more detailed discussion of reserve reestimates is presented in the Property-Liability Claims and Claims Expense Reserves section of the MD&A.

The following table shows claims and claims expense reserves by operating segment and line of business as of December 31:

(in millions)	2005	2004	2003
Allstate Protection
Auto	$10,460	$10,228	$10,419
Homeowners	3,675	1,917	1,873
Other Lines	2,619	2,289	1,851
Total Allstate Protection	$16,754	$14,434	$14,143
Discontinued Lines and Coverages
Asbestos	1,373	1,464	1,079
Environmental	205	232	257
Other Discontinued Lines	599	631	501
Total Discontinued Lines and Coverages	$2,177	$2,327	$1,837
Total Property-Liability	$18,931	$16,761	$15,980

Allstate Protection Reserve Estimates

Factors Affecting Reserve Estimates   Reserve estimates are developed based on the processes and historical development trends as previously described. These estimates are considered in conjunction with known facts and interpretations of circumstances and factors including our experience with similar cases, actual claims paid, differing payment patterns and pending levels of unpaid claims, loss management programs, product mix and contractual terms, changes in law and regulation, judicial decisions, and economic conditions.    When we experience changes of the type previously mentioned, we may need to apply actuarial judgment in the determination and selection of development factors considered more reflective of the new trends, such as combining shorter or longer periods of historical results with current actual results to produce development factors based on two-year, three-year, or longer development periods to reestimate our reserves.  For example, if a legal change is expected to have a significant impact on the development of claim severity for a coverage which is part of a particular line of insurance in a specific state, actuarial judgment is applied to determine appropriate development factors that will most accurately reflect the expected impact in that specific estimate.  Another example would be when a change in economic conditions is expected to affect the cost of repairs to damaged autos or property for a particular line, coverage, or state, actuarial judgment is applied to determine appropriate development factors to use in the reserve estimate that will most accurately reflect the expected impacts on severity development.

As claims are reported, for certain liability claims of sufficient size and complexity, the field adjusting staff establishes case reserve estimates of ultimate cost, based on their assessment of facts and circumstances related to each individual claim.  For other claims which occur in large volumes and settle in a relatively short time frame, it is not practical or efficient to set case reserves for each claim, and a statistical case reserve is set for these claims based on estimating techniques previously described.  In the normal course of business, we may also supplement our claims processes by utilizing third party adjusters, appraisers, engineers, inspectors, other professionals and information sources to assess and settle catastrophe and non-catastrophe related claims.

Historically, the case reserves set by the field adjusting staff have not proven to be an entirely accurate estimate of the ultimate cost of claims.   To provide for this, a development reserve is estimated using previously described processes, and allocated to pending claims as a supplement to case reserves.  Typically, the case and supplemental development reserves comprise about 90% of total reserves.

A third major component of reserves is estimated for claims that have occurred but have not yet been reported to the Company (IBNR).  Typically, IBNR comprises about 10% of total reserves.

Generally, the initial reserves for a new accident year are established based on severity assumptions for different business segments, lines, and coverages based on historical relationships to relevant inflation indicators, and reserves for prior accident years are statistically determined using processes previously described.  Changes in auto current year claim severity are generally influenced by inflation in the medical and auto repair sectors of the economy.  We mitigate these effects through various loss management programs.  Injury claims are affected largely by medical cost inflation while physical damage claims are affected largely by auto repair cost inflation and used car prices.  For auto physical damage coverages, we monitor our rate of increase in average cost per claim against a weighted average of the Maintenance and Repair price index and the Parts & Equipment price index.  We believe our claim settlement initiatives, such as improvements to the claim review and settlement process, the use of special investigative units to detect fraud and handle suspect claims, litigation management and defense strategies, as well as various other loss management initiatives underway, contribute to the mitigation of injury and physical damage severity trends.

Changes in homeowners current year claim severity are generally influenced by inflation in the cost of building materials, the cost of construction and property repair services, the cost of replacing home furnishings and other contents, the types of claims that qualify for coverage, deductibles and other economic and environmental factors.  We employ various loss management programs to mitigate the effect of these factors.

As loss experience for the current year develops for each type of loss, it is monitored relative to initial assumptions until it is judged to have sufficient statistical credibility. From that point in time and forward, reserves are re-estimated using statistical actuarial processes to reflect the impact actual loss trends have on development factors incorporated into the actuarial estimation processes.  Statistical credibility is usually achieved by the end of the first calendar year, however when trends for the current accident year exceed initial assumptions sooner, they are usually given credibility, and reserves are increased accordingly.

The very detailed processes for developing reserve estimates and the lack of a need and existence of a common set of assumptions or development factors, limits aggregate reserve level testing for variability of data elements.  However, by applying standard actuarial methods to consolidated historic accident year loss data for major loss types, comprising auto injury losses, auto physical damage losses and homeowner losses, we develop variability analyses consistent with the way we develop reserves by measuring the potential variability of development factors, as described in the section titled, “Potential Reserve Estimate Variability” below.

Causes of Reserve Estimate Uncertainty   Since reserves are estimates of the unpaid portions of claims and claims expenses that have occurred, including IBNR losses, the establishment of appropriate reserves, including reserves for catastrophes, requires regular reevaluation and refinement of estimates to determine our ultimate loss estimate.

At each reporting date the highest degree of uncertainty in estimates of losses arises from claims remaining to be settled for the current accident year and the most recent preceding accident year.  The greatest degree of uncertainty exists in the current accident year because the current accident year contains the greatest proportion of losses that have not been reported or settled but must be estimated as of the current reporting date.  Most of these losses relate to damaged property such as automobiles and homes, and to medical care for injuries from accidents.  During the first year after the end of an accident year, a large portion of the total losses for that accident year are settled.  When accident year losses paid through the end of the first year following the accident year are incorporated into updated actuarial estimates, the trends inherent in the settlement of claims emerge more clearly.  Consequently, this is the point in time at which we tend to make our largest reestimates of losses for an accident year.  After the second year, the losses that we pay for an accident year typically relate to claims that are more difficult to settle, such as those involving serious injuries or litigation. Private passenger auto insurance provides a good illustration of the uncertainty of future loss estimates:  our typical annual percentage payout of reserves (estimated losses) for an accident year is approximately 45% in the first year after the end of the accident year, 20% in the second year, 15% in the third year, 10% in the fourth year, and the remaining 10% thereafter.

Reserves for Catastrophe Losses   Property-Liability claims and claims expense reserves also include reserves for catastrophe losses.  Catastrophe losses are an inherent risk of the property-liability insurance industry that have contributed, and will continue to contribute, to potentially material year-to-year fluctuations in our results of operations and financial position.  We define a “catastrophe” as an event that produces pretax losses before reinsurance in excess of $1 million and involves multiple first party policyholders, or an event that produces a number of claims in excess of a preset, per-event threshold of average claims in a specific area, occurring within a certain amount of time following the event.  Catastrophes are caused by various natural events including earthquakes, volcanoes, wildfires, tornadoes, hailstorms, hurricanes, tropical storms, high winds and winter storms.  We are also exposed to man-made catastrophic events, such as certain acts of terrorism or industrial accidents.  The nature and level of catastrophes in any period cannot be predicted.

The estimation of claims and claims expense reserves for catastrophes also comprises estimates of losses from reported claims and IBNR, primarily for damage to property.  In general, our estimates for catastrophe reserves are based on claim adjuster inspections and the application of historical loss development factors as described previously.  However, depending on the nature of the catastrophe, as noted above, the estimation process can be further complicated.  For example, for hurricanes, complications could include the inability of insureds to be able to promptly report losses, limitations placed on claims adjusting staff affecting their ability to inspect losses, determining whether losses are covered by our homeowners policy (generally for damage caused by wind or wind driven rain), or specifically excluded coverage caused by flood, estimating additional living expenses, and assessing the impact of demand surge, exposure to mold damage, and the effects of numerous other considerations, including the timing of a catastrophe in relation to other events, such as at or near the end of a financial reporting period, which can affect the availability of information needed to estimate reserves for that reporting period.  In these situations, we may need to adapt our practices to accommodate these circumstances in order to determine a best estimate of our loss from a catastrophe.  As an example, to complete an estimate for certain areas affected by Hurricane Katrina and not yet inspected by our claims adjusting staff, or where we believed our historical loss development factors were not predictive, we relied on analysis of actual claim notices received compared to total policies in force, as well as visual, governmental and third party information, including aerial photos, area observations, and data on wind speed and flood depth to the extent available.

Potential Reserve Estimate Variability   The aggregation of numerous micro-level estimates for each business segment, line of insurance, major components of losses (such as coverages and perils), and major states or groups of states for reported losses and IBNR forms the reserve liability recorded in the Consolidated Statements of Financial Position.  Because of this detailed approach to developing our reserve estimates, there is not a single set of assumptions that determine our reserve estimates at the consolidated level.  Moreover, management does not compile a range of reserve estimates, because management does not believe the processes that we follow will produce a statistically credible or reliable actuarial reserve range that would be meaningful.  Reserve estimates, by their very nature, are very complex to determine and subject to significant judgment, and do not represent an exact determination for each outstanding claim. Accordingly, as actual claims, and/or paid losses, and/or case reserve results emerge, our estimate of the ultimate cost to settle will be different than previously estimated.

To develop a statistical indication of potential reserve variability within reasonably likely possible outcomes, an actuarial (stochastic modeling) technique is applied to the countrywide consolidated data elements for paid losses and paid losses combined with case reserves separately for injury losses, auto physical damage losses, and homeowners losses excluding catastrophe losses.  Based on the combined historical variability of the development factors calculated for these data elements an estimate of the standard error or standard deviation around these reserve estimates is calculated within each accident year for the last eleven years for each type on loss.   The variability of these reserve estimates within one standard deviation of the mean (a measure of frequency of dispersion often viewed to be an acceptable level of accuracy) is believed by management to represent a reasonable and statistically probable measure of potential variability.  Based on our products and coverages, historical experience, the statistical credibility of our extensive data, and stochastic modeling of actuarial chain ladder methodologies used to develop reserve estimates, we estimate that the potential variability of our Allstate Protection reserves, excluding the unprecedented hurricane losses experienced in 2005 which we expect will be substantially paid during 2006, within a reasonable probability of other possible outcomes, may be approximately plus or minus 4%, or plus or minus $400 million in net income.  A lower level of variability exists for auto injury losses, which comprise approximately 70% of reserves, due to their relatively stable development patterns over a longer duration of time required to settle claims.  Other types of losses, such as auto physical damage, homeowners losses and other losses, which comprise about 30% of reserves, tend to have greater variability, but are settled in a much shorter period of time.  Although this evaluation reflects most reasonably likely outcomes, it is possible the final outcome may fall below or above these amounts.  Historical variability of reserve estimates is reported in the Property-Liability Claims and Claims Expense Reserves section of the MD&A.

Adequacy of Reserve Estimates   We believe our net claims and claims expense reserves are appropriately established based on available methodology, facts, technology, laws and regulations.  We calculate and record a single best reserve estimate, in conformance with generally accepted actuarial standards, for each line of insurance, its components (coverages and perils), and state, for reported losses and for IBNR losses and as a result we believe that no other estimate is better than our recorded amount.  Due to the uncertainties involved, the ultimate cost of losses may vary materially from recorded amounts, which are based on our best estimates.

Discontinued Lines and Coverages Reserve Estimates

Characteristics of Discontinued Lines Exposure   We continue to receive asbestos and environmental claims.  Asbestos claims relate primarily to bodily injuries asserted by people who were exposed to asbestos or products containing asbestos.  Environmental claims relate primarily to pollution and related clean-up costs.

Our exposure to asbestos, environmental and other discontinued lines claims arises principally from assumed reinsurance coverage written during the 1960s through the mid-1980s, including reinsurance on primary insurance written on large United States companies, and from direct excess insurance written from 1972 through 1985, including substantial excess general liability coverages on Fortune 500 companies. Additional exposure stems from direct primary commercial insurance written during the 1960s through the mid-1980s. Other discontinued lines exposures primarily relate to general liability and product liability mass tort claims, such as those for medical devices and other products.

In 1986, the general liability policy form used by us and others in the property-liability industry was amended to introduce an “absolute pollution exclusion,” which excluded coverage for environmental damage claims, and to add an asbestos exclusion.  Most general liability policies issued prior to 1987 contain annual aggregate limits for product liability coverage.  General liability policies issued in 1987 and thereafter contain annual aggregate limits for product liability coverage and annual aggregate limits for all coverages.  Our experience to date is that these policy form changes have limited the extent of our exposure to environmental and asbestos claim risks.

Our exposure to liability for asbestos, environmental, and other discontinued lines losses manifests differently depending on whether it arises from assumed reinsurance coverage, direct excess insurance, or direct primary commercial insurance.  The direct insurance coverage we provided that covered asbestos, environmental and other discontinued lines was substantially “excess” in nature.

Direct excess insurance and reinsurance involve coverage written by us for specific layers of protection above retentions and other insurance plans.  The nature of excess coverage and reinsurance provided to other insurers limits our exposure to loss to specific layers of protection in excess of policyholder retention on primary insurance plans.  Our exposure is further limited by the significant reinsurance that we had purchased on our direct excess business.

Our assumed reinsurance business involved writing generally small participations in other insurers’ reinsurance programs.  The reinsured losses in which we participate may be a proportion of all eligible losses or eligible losses in excess of defined retentions.  The majority of our assumed reinsurance exposure, approximately 85%, is for excess of loss coverage, while the remaining 15% is for pro-rata coverage.

Our direct primary commercial insurance business did not include coverage to large asbestos manufacturers.  This business comprises a cross section of policyholders engaged in many diverse business sectors located throughout the country.

How Reserve Estimates are Established and Updated   We conduct an annual review in the third quarter of each year to evaluate and establish asbestos, environmental and other discontinued lines reserves.  Reserves are recorded in the reporting period in which they are determined.  Using established industry and actuarial best practices and assuming no change in the regulatory or economic environment, this detailed and comprehensive “ground up” methodology determines asbestos reserves based on assessments of the characteristics of exposure (e.g. claim activity, potential liability, jurisdiction, products versus non-products exposure) presented by individual policyholders, and determines environmental reserves based on assessments of the characteristics of exposure (e.g. environmental damages, respective shares of liability of potentially responsible parties, appropriateness and cost of remediation) to pollution and related clean-up costs.  The number and cost of these claims is affected by intense advertising by trial lawyers seeking asbestos plaintiffs, and entities with asbestos exposure seeking bankruptcy protection as a result of asbestos liabilities, initially causing a delay in the reporting of claims then often followed by an acceleration and an increase in claims and claims expenses as settlements occur.

After evaluating our insureds’ probable liabilities for asbestos and/or environmental claims, we evaluate our insureds’ coverage programs for such claims.  We consider our insureds’ total available insurance coverage, including the coverage we issued.  We also consider relevant judicial interpretations of policy language and applicable coverage defenses or determinations, if any.

Evaluation of both the insureds’ estimated liabilities and our exposure to the insureds depends heavily on an analysis of the relevant legal issues and litigation environment.  This analysis is conducted by our specialized claims adjusting staff and legal counsel. Based on these evaluations, case reserves are established by claims adjusting staff and actuarial analysis is employed to develop an IBNR reserve, which includes estimated potential reserve development and claims that have occurred but have not been reported.  As of December 31, 2005, IBNR was 68% of combined asbestos and environmental reserves.

For both asbestos and environmental reserves, we also evaluate our historical direct net loss and expense paid and incurred experience to assess any emerging trends, fluctuations or characteristics suggested by the aggregate paid and incurred activity.

Other Discontinued Lines and Coverages   Reserves for Other Discontinued Lines provide for remaining loss and loss expense liabilities related to business no longer written by us, other than asbestos and environmental, and are presented in the following table.

(in millions)	2005	2004	2003
Other mass torts	$203	$205	$234
Workers’ compensation	151	152	132
Commercial and other	245	274	135
Other discontinued lines	$599	$631	$501

Other mass torts describes direct excess and reinsurance general liability coverage provided for cumulative injury losses other than asbestos and environmental. Workers’ compensation and commercial and other include run-off from discontinued direct primary, direct excess and reinsurance commercial insurance operations of various coverage exposures other than asbestos and environmental.  Reserves are based on considerations similar to those previously described, as they relate to the characteristics of specific individual coverage exposures.

Potential Reserve Estimate Variability   Establishing Discontinued Lines and Coverages net loss reserves for asbestos, environmental and other discontinued lines claims is subject to uncertainties that are much greater than those presented by other types of claims.  Among the complications are lack of historical data, long reporting delays, uncertainty as to the number and identity of insureds with potential exposure and unresolved legal issues regarding policy coverage; unresolved legal issues regarding the determination, availability and timing of exhaustion of policy limits; plaintiffs’ evolving and expanding theories of liability, availability and collectibility of recoveries from reinsurance; retrospectively determined premiums and other contractual agreements; estimates of the extent and timing of any contractual liability; the impact of bankruptcy protection sought by various asbestos producers and other asbestos defendants; and other uncertainties.  There are also complex legal issues concerning the interpretation of various insurance policy provisions and whether those losses are covered, or were ever intended to be covered, and could be recoverable through retrospectively determined premium, reinsurance or other contractual agreements.  Courts have reached different and sometimes inconsistent conclusions as to when losses are deemed to have occurred and which policies provide coverage; what types of losses are covered; whether there is an insurer obligation to defend; how policy limits are determined; how policy exclusions and conditions are applied and interpreted; and whether clean-up costs represent insured property damage. Our reserves for asbestos and environmental exposures could be affected by tort reform, class action litigation, and other potential legislation and judicial decisions.  Environmental exposures could also be affected by a change in the existing federal Superfund law and similar state statutes.  There can be no assurance that any reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of asbestos or environmental claims.  We believe these issues are not likely to be resolved in the near future, and the ultimate costs may vary materially from the amounts currently recorded resulting in material changes in loss reserves.  Historical variability of reserve estimates is demonstrated in the Property-Liability Claims and Claims Expense Reserves section of the MD&A.

Adequacy of Reserve Estimates   Management believes its net loss reserves for environmental, asbestos and other discontinued lines exposures are appropriately established based on available facts, technology, laws, regulations, and assessments of other pertinent factors and characteristics of exposure (e.g. claim activity, potential liability, jurisdiction, products versus non-products exposure) presented by individual policyholders, assuming no change in the legal, legislative or economic environment.  Due to the uncertainties and factors described above, management believes it is not practicable to develop a meaningful range for any such additional net loss reserves that may be required.

Further Discussion of Reserve Estimates

For further discussion of these estimates and quantification of the impact of reserve estimates, reserve reestimates and assumptions, see Notes 7 and 13 to the consolidated financial statements and the Catastrophe Losses, Property-Liability Claims and Claims Expense Reserves and Forward-looking Statements and Risk Factors sections of the MD&A.

[Related Forward-Looking Statements and Risk Factors, see page 111 of our 2005 Form 10-K]

If you have any questions regarding this response letter, please contact me at (847) 402-2213.

Very truly yours,

/s/ Samuel H. Pilch
Samuel H. Pilch
Controller
The Allstate Corporation